Paul D. Carman Partner	111 West Monroe Street Chicago, Illinois 60603-4080 T 312.845.3000 F 312.701.2361 www.chapman.com

April 30, 2020

First Trust Exchange-Traded Fund, on behalf of First Trust Dow 30 Equal Weight ETF c/o First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187	First Trust Exchange-Traded AlphaDEX® Fund, on behalf of First Trust Mega Cap AlphaDEX® Fund c/o First Trust Advisors L.P. 120 East Liberty Drive Suite 400 Wheaton, Illinois 60187

Re:    Federal Income Tax Consequences of the Reorganization of
First Trust Mega Cap AlphaDEX® Fund into First Trust Dow 30 Equal Weight ETF

Ladies and Gentlemen:

You have requested our opinion regarding certain United States federal income tax consequences in connection with (i) the transfer of all the assets of First Trust Mega Cap AlphaDEX® Fund (“FMK”) to First Trust Dow 30 Equal Weight ETF (“EDOW”), in exchange for shares of the EDOW and the assumption by the EDOW of all the liabilities of the FMK and (ii) the pro rata distribution, by class, of all the EDOW Shares to the shareholders of each corresponding class of the FMK, in complete liquidation and termination of the FMK, pursuant to the Agreement and Plan of Reorganization (the “Agreement”) dated as of January 30, 2020 (the contemplated transaction in its entirety being hereinafter referred to as the “Reorganization”). EDOW is a series of First Trust Exchange-Traded Fund and FMK is a series of First Trust Exchange-Traded AlphaDEX® Fund. Capitalized terms used in this letter without definition shall have the meanings given them in the Agreement.

For purposes of this opinion, we have examined and relied upon the accuracy and completeness of the facts, information, covenants, statements and representations contained in originals or copies of the Agreement, the exhibits attached thereto, and such other documents and instruments as we have deemed necessary or appropriate. In our examination of the foregoing materials, we have assumed the genuineness of all signatures, legal capacity of natural persons, the authenticity of all documents submitted to us as originals and the conformity to the original documents of all documents submitted to us as copies. We have assumed that such documents reflect all the material facts relating to the Reorganization. In addition, we have assumed that the Reorganization will be consummated in accordance with the terms of such documents and that none of the material terms and conditions contained therein will have been waived or modified prior to the consummation of the Reorganization.

In rendering this opinion, we are relying upon the representations and warranties made by FMK and EDOW in the representation letters provided to us. We have neither been asked to, nor have we undertaken to, verify the accuracy of these and other representations made to us. In this regard, we have assumed that any representation made “to the best of knowledge,” “to the knowledge” or similarly qualified is correct without such qualification. As to all matters in which a person making a representation has represented that such person either is not a party to, does not have, or is not aware of, any plan or intention, understanding or agreement, we have likewise assumed that there is in fact no such plan, intention, understanding, or agreement.

Based upon and subject to the foregoing, it is our opinion that, for United States federal income tax purposes:

(a)      the transfer of all FMK’s assets to EDOW in exchange solely for EDOW shares and the assumption by EDOW of all the liabilities of FMK immediately followed by the pro rata, by class, distribution to FMK shareholders of all EDOW shares received by FMK in complete liquidation of FMK and the termination of FMK as soon as practicable thereafter will constitute a “reorganization” within the meaning of Section 368(a) of the Code and EDOW and FMK will each be a “party to a reorganization,” within the meaning of Section 368(b) of the Code, with respect to the Reorganization;

(b)      no gain or loss will be recognized by EDOW upon the receipt of all the assets of FMK solely in exchange for EDOW shares and the assumption by EDOW of all the liabilities of FMK;

(c)      no gain or loss will be recognized by FMK upon the transfer of all FMK’s assets to EDOW solely in exchange for EDOW shares and the assumption by EDOW of all the liabilities of FMK or upon the distribution (whether actual or constructive) of such EDOW shares to FMK shareholders solely in exchange for such shareholders’ shares of FMK in complete liquidation of FMK;

(d)      no gain or loss will be recognized by FMK shareholders upon the exchange of their FMK shares solely for EDOW shares in the Reorganization;

(e)      the aggregate basis of EDOW shares received by each FMK shareholder pursuant to the Reorganization will be the same as the aggregate basis of the FMK shares exchanged therefor by such shareholder. The holding period of the EDOW shares received by each FMK shareholder in the Reorganization will include the period during which the FMK shares exchanged therefor were held by such shareholder, provided such FMK shares are held as capital assets at the time of the Reorganization; and

(f)      the basis of FMK’s assets transferred to EDOW will be the same as the basis of such assets in the hands of FMK immediately before the effective time of the Reorganization. The holding period of the assets of FMK received by EDOW will include the period during which such assets were held by FMK.

We express no opinion as to (1) the effect of the Reorganization on FMK, EDOW or any FMK Shareholder with respect to any asset (including, without limitation, any stock held in a passive foreign investment company as defined in Section 1297(a) of the Code) as to which any unrealized gain or loss is required to be recognized under federal income tax principles (a) at the end of a taxable year (or on the termination thereof) or (b) upon the transfer of such asset regardless of whether such transfer would otherwise be a non-taxable transaction under the Code, or (2) any other federal tax issues (except those set forth above) and all state, local or foreign tax issues of any kind.

We also note that certain shareholders of FMK may be subject to special rules because of their particular federal income tax status and that the tax consequences of the Reorganization to such shareholders may accordingly differ from the ones of general application that are described above. This opinion is intended to satisfy a condition precedent to the Reorganization and is being furnished to you for that purpose. The opinion may be relied upon by FMK Shareholders and EDOW Shareholders.

We consent to (i) being named in the Form N-14 relating to the EDOW Shares to be issued to FMK for distribution to the FMK Shareholders (the “Registration Statement”), (ii) the discussion of this opinion in the proxy statement/prospectus included in the Registration Statement, (the “Prospectus”) and (iii) the reproduction of this opinion as an exhibit to the Registration Statement and/or the Prospectus.

Our opinion is based upon the Code, Treasury regulations (proposed, temporary and final) promulgated thereunder, judicial decisions, interpretive rulings of the Internal Revenue Service and such other authorities as we have considered relevant, all as in effect on the date hereof. All such legal authorities are subject to change, either prospectively or retroactively. We are not undertaking hereby any obligation to advise you of any changes in the applicable law subsequent to the date hereof, even if such changes materially affect the tax consequences of the Reorganization that are set forth above.

If any of the facts, assumptions or representations on which our opinion is based is incorrect, we expect you to advise us so that we may consider the effect, if any, on our opinion.

Our opinion has no binding effect on the Internal Revenue Service or the courts of any jurisdiction. No assurance can accordingly be given that, if the matter were contested, a court would agree with the legal conclusions set forth above.

Sincerely,

/s/ Chapman and Cutler LLP

Chapman and Cutler LLP